Exhibit 6.18

CONSULTING AGREEMENT

THIS AGREEMENT is entered into as of July 23, 2022 (the “Agreement Date”), and will be effective as of July 8, 2022 (the “Effective Date”),

BETWEEN:

EMERALD HEALTH PHARMACEUTICALS INC., a company having its registered office at 5910 Pacific Center Blvd, Suite 320, San Diego, CA, 92121;

(“Emerald” or the “Company”)

AND:

CATAPULT LIFE SCIENCE ADVISORS, LLC, a California corporation with an office at *** a, San Diego, CA, 92130:

(“Catapult” or the “Consultant”)

WITNESSES THAT WHEREAS on July 8, 2022, the CEO and CFO of Emerald voluntarily resigned as they were in the process of negotiating a settlement with the Securities and Exchange Commission;

AND WHEREAS in the current circumstances, the Board of the Company believes it would be in the best interests of the shareholders of the Company not to replace the CEO and CFO for the time being;

AND WHEREAS Catapult has the personnel that have the experience and ability to assist the Company in fulfilling its leadership, clinical development, operational and management needs so as to ensure business continuity for the Company;

AND WHEREAS the Consultant commenced work on this project on July 8, 2022, and the parties desire this agreement be effective as of that date so as to cover the work performed by Catapult from that time;

AND WHEREAS the Company would like to engage the Consultant to provide its personnel to fulfill the role of Principal Executive Officer (‘PEO’) of the Company, and the Consultant would like to be engaged by Emerald to provide the services of a PEO and other services as requested by the Company as a consultant, on the terms and conditions contained herein;

IN CONSIDERATION of $1.00 and the mutual agreements in this Agreement and subject to the terms and conditions specified in this Agreement, the parties agree as follows:

1. Scope of Engagement

1.1 Position. The Company hereby engages the Consultant to provide the services provided hereunder and Punit Dhillon as PEO on behalf of Consultant and the Consultant hereby agrees to such engagement.

1.2 Reporting and Oversight Responsibility. The Consultant and its designated representatives will focus its and their efforts on providing administrative assistance, clinical development expertise, and management expertise to help the Company in satisfying its financial reporting and regulatory obligations (the “Services”) and in doing so will report to and take instructions from the Chair of the Board of Directors of the Company (the “Chair”) and work alongside the Chief Operating Officer (the “COO”).

1.3 Commitment of the Consultant. The Consultant will carry out its services honestly, in good faith and in the best interests of Emerald.

1.4 Not Employment. The parties acknowledge and agree that the relationship created by operation of this Agreement is not an employment relationship.

2. Fees

2.1 Hourly Rate. The Company agrees to pay (the “Fees”) the Consultant US$250 for each hour the Consultant or its representatives work for the Company, at the written request of the Chair or the COO.

2.2 Invoices. The Consultant will provide the Company with an invoice setting out the hours worked by the Consultant or its representatives on behalf of the Company, if any, within ten days following the end of each month that the Consultant or its representatives worked for the Company under this Agreement.

2.3 Payment. The Company will pay the Consultant, or an assignee of the Consultant, the Fees set out in the invoice within 15 days of the Company receiving the invoice, so long as the invoice is in a form satisfactory to the COO of the Company, acting reasonably.

2.4 Deductions and Remittances. The Company shall not be obliged to deduct or retain from the Fees due to the Consultant, nor shall it be obliged to remit same to the required governmental authority, any amounts that may be required by law or regulation to be deducted, retained and remitted including, without limitation, Federal, Provincial or State Income Tax, Workers’ Compensation and Pension Plan deductions and remittances. All such remittances and other payments are entirely the responsibility of the Consultant and the Consultant hereby indemnifies and saves the Company and its Board members and officers harmless from any liability of any kind whatsoever that they may incur as a result of the Consultant’s failure to make such remittances or payments.

3. Expenses

3.1 Reimbursement of Expenses. Emerald will reimburse the Consultant for all reasonable expenses incurred in the performance of its Services, provided that they are pre-approved by the Chair of the Company and the Consultant provides a written expense account in a form satisfactory to the Chair of the Company.

4. Indemnification; Liability

4.1 Except as otherwise provided herein, the Company agrees to indemnify and save harmless the Consultant to the fullest extent authorized by the Delaware General Corporation Law (the “Act”) against all judgments, penalties and fines awarded or imposed in, all amounts paid in settlement (“settlement amounts”) and all losses, claims or damages relating to any proceeding in which the Consultant:

(a)	is or may be joined as a party, or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, such proceeding,

by reason of the Consultant being or having been a consultant to the Company or its affiliate, and all expenses actually and reasonably incurred by the Consultant in respect of a proceeding identified in this Section 4.1, provided that Consultant’s actions were not fraudulent or grossly negligent.

4.2 To the extent permitted by the Act, at the request of the Consultant, the Company will pay all expenses actually and reasonably incurred by the Consultant in respect of a proceeding identified in Section 4.1 as they are incurred in advance of the final disposition of that proceeding, on receipt of the following:

(a)	a written undertaking by or on behalf of the Consultant to repay such amount(s) if it is ultimately determined by the Court or another tribunal of competent jurisdiction that the Company is prohibited under the Act from paying such expenses; and

(b)	satisfactory evidence as to the amount of such expenses.

4.3 The written certification of any of the Consultant, together with a copy of a detailed receipt, or a detailed statement indicating the amount paid or to be paid by the Consultant, will constitute satisfactory evidence of any expenses for the purposes of above.

4.4 The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption, and uncertainty. If any proceeding to which the Consultant is or becomes a party is resolved in any manner other than by adverse judgment against the Consultant (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it will be presumed that the Consultant has been successful on the merits or otherwise in such proceeding. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. However, the Company will not be liable to indemnify the Consultant under this Agreement for any amounts paid in settlement of any proceeding effected without the Company’s written consent, and the Company will not settle any proceeding in any manner that would impose any penalty or limitation on, or require any payment from, the Consultant without the Consultant’s written consent. Neither the Company nor the Consultant will unreasonably withhold or delay its consent to any proposed settlement.

4.5 Notwithstanding any other provision herein to the contrary, the Company will not be obligated under this Agreement to indemnify the Consultant:

(a)	in respect of matters with respect to which the Consultant must not be indemnified under the Act, or in respect of liability that the Consultant may not be relieved from under the Act or otherwise at law, unless in any of those cases the Court has made an order authorizing the indemnification; or

(b)	with respect to any proceeding initiated or brought voluntarily by the Consultant or in which it is joined as a plaintiff without the written agreement of the Company, except for any proceeding brought to establish or enforce a right to indemnification under this Agreement.

4.6 Neither Consultant nor its designated representatives in providing the Services hereunder shall be liable to Emerald for any action taken or failed to be taken by the Consultant or such representative unless and only to the extent that such action taken or failed to be taken is fraudulent or grossly negligent.

5. Confidential Information

5.1 Prior Confidential Information. The Consultant represents and warrants to Emerald that it has not used or brought, and it will not use or bring, to Emerald any confidential information of any kind whatsoever of any prior party (the “Prior Business”) with whom the Consultant was previously involved, whether such involvement was as an consultant, director or officer of that Prior Business, an investor in that Prior Business, or any other relationship to that Prior Business (the “Prior Involvement”). The parties acknowledge and agree that Emerald is not engaging the Consultant to obtain such confidential information, and the Consultant acknowledges that Emerald has advised the Consultant to comply with any legal obligations of any kind whatsoever the Consultant may have to such Prior Business. The Consultant will hold Emerald and its directors and officers harmless from any and all claims and damages of any kind whatsoever that Emerald may suffer as a result of the Consultant breaching any of his or her obligations to such Prior Business in any regard.

5.2 Confidentiality. “Confidential Information” means information disclosed to the Consultant as a consequence of or through her engagement with Emerald, which information is not generally known in the industry in which Emerald operates. All Confidential Information will, during the Term of this Agreement and for a period of five years thereafter, be held by the Consultant in a fiduciary capacity for Emerald, in the strictest confidence, and will be used by the Consultant solely for the benefit of Emerald, and will not be used by the Consultant, directly or indirectly, for any purpose other than for the benefit of Emerald, nor will the Consultant divulge or communicate, directly or indirectly, such Confidential Information verbally, in writing or otherwise to any party.

5.3 Copying and Delivery of Records. The Consultant will not, either during the Term of this Agreement or for a period of five years thereafter, directly or indirectly, cause or permit any Confidential Information to be copied or reproduced unless expressly authorized to do so by the Company. The Consultant will promptly return to Emerald all written and electronic information, disks, tapes, memory devices and all copies of any of Confidential Information forthwith upon Emerald’s request, at any time, to do so.

6. Term and Termination

6.1 Term. The Consultant’s engagement is for a period (the “Term”) from the Effective Date until terminated.

6.2 Consultant’s Right to Terminate Agreement for any Reason. The Consultant may terminate this Agreement and its engagement for any reason at any time upon providing 30 days advance notice in writing to Emerald. Termination will be effective, at Emerald’ election, on a date which is no earlier than the date such notice is received and no later than the date which is 30 days following that date.

6.3 Emerald’s Right to Terminate Agreement for any Reason. The Company may terminate this Agreement and the Consultant’s engagement for any reason at any time upon providing 30 days advance notice in writing to the Consultant. Termination will be effective, at Emerald’ election, on a date which is no earlier than the date such notice is received and no later than the date which is 30 days following that date.

6.4 Consequences of Termination of Agreement. All obligations of the Company to the Consultant hereunder shall immediately terminate and cease as of the date of the termination of this Agreement, other than the Company will pay the Consultant any Fees agreed to but not yet paid as of the date of termination, with such payment to be made within 30 days of the date of termination.

7. Independent Legal Advice

Each party to the Agreement acknowledges and agrees that the other party has given it or her the opportunity to seek and obtain independent legal advice and has recommended that it seek and obtain independent legal advice, with respect to the subject matter of this Agreement and for the purpose of ensuring its or her rights and interests are protected. Each party to the Agreement represents to the other that it has sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

8. General

8.1 Time. Time shall be of the essence in this Agreement.

8.2 Assignment. This Agreement is not assignable by any party to the Agreement without the prior written consent of the other parties. This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

8.3 Governing Law and Attornment. This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable in British Columbia, and the parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of British Columbia in that regard.

8.4 Entire Agreement. This Agreement represents the entire agreement between the parties in respect to the subject matter of this Agreement and supersedes all prior or contemporaneous representations, warranties or agreements concerning such subject matter, written or oral.

8.5 Notice. Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or emailing same to the parties to the contact points they provide to each other from time to time.

IN WITNESS WHEREOF the parties have hereunto set their hands effective as of the Effective Date.

EMERALD HEALTH PHARMACEUTICALS INC.

Jim Heppell, Chairman

CATAPULT LIFE SCIENCE ADVISORS, LLC

Punit Dhillon, Managing Member

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